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                                  EXHIBIT 23.1


                          CONSENT OF KPMG Peat Marwick


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                          Independent Auditors' Consent

The Administrative Committee
Downey Savings and Loan Association, F.A.
  Employees' Retirement and Savings Plan:

We consent to the incorporation by reference in the Registration Statement (No. 33-0483) on Form S-8 of Downey Financial Corp. of our report dated June 26, 1997 relating to the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of and for the year ended December 31, 1996, and all related schedules, which report appears in the December 31, 1996, annual report on Form 11-K of Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan.

/s/  KPMG Peat Marwick

Los Angeles, California
September 3, 1997